 Exhibit (a)(1)(C)
MVC CAPITAL INC.
Offer to Purchase for Cash
Up to $25,000,000 of Shares of its Common Stock
At a Purchase Price Not Less Than $10.40 Per Share and
Not More Than $11.00 per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 2017, UNLESS THE OFFER IS EXTENDED OR TERMINATED.
November 22, 2017
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed by MVC Capital Inc., a Delaware corporation (the “Company”), to act as Information Agent in connection with the Company’s offer to purchase for cash up to $25 million of its outstanding common stock, $0.01 par value per share (the “shares”), at a price not less than $10.40 and not more than $11.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which collectively, as amended or supplemented from time to time, which together constitute the “tender offer”).
Under the tender offer, stockholders of the Company will have the ability to tender all or a portion of their shares at a price per share of not less than $10.40 and not more than $11.00. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share purchase price (the “Purchase Price”) within the specified range, that will allow it to purchase that number of shares having an aggregate purchase price of  $25 million, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer. All shares acquired in the tender offer will be acquired at the same Purchase Price regardless of whether the stockholder tendered at a lower price, and the Company will only purchase shares tendered at prices equal to or below the Purchase Price. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $25 million are properly tendered and not properly withdrawn prior to the Expiration Date (as defined in the Offer to Purchase), the Company will buy all shares properly tendered and not properly withdrawn. If the conditions to the tender offer have been satisfied or waived and shares having an aggregate purchase price in excess of  $25 million, measured at the maximum price at which such shares were properly validly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered shares on the basis set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to proration and conditional tenders.
Shares tendered and not purchased, because they were tendered at a price greater than the Purchase Price or because of proration or conditional tenders, will be returned, at the Company’s expense, to the stockholders who tendered such shares promptly after the Expiration Date. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal and regulatory requirements. See Section 1 of the Offer to Purchase.
For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
Offer to Purchase, dated November 22, 2017;

2.
Letter of Transmittal (including the Form W-9), for your use and for the information of your clients;

3.
A form of letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer; and

4.
Return envelope addressed to Computershare Trust Company, N.A (the “Depositary”).

CERTAIN CONDITIONS TO THE TENDER OFFER ARE DESCRIBED IN SECTION 7 OF THE OFFER TO PURCHASE.
WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 2017, UNLESS THE TENDER OFFER IS EXTENDED OR WITHDRAWN.
For shares to be properly tendered pursuant to the tender offer, either of the following must occur:
•
the share certificates or confirmation of receipt of such shares under the procedures for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the tender offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Company will pay all stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, subject to Instruction 7 of the Letter of Transmittal. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be either our agent or the agent of the Company, the Information Agent or the Depositary for the purpose of the tender offer.
Any inquiries you may have with respect to the tender offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
The Information Agent for the Offer is:
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
(866) 357-4029 (Toll Free)
Very truly yours,
Georgeson LLC
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.